Exhibit 99.5

LIST OF NAMES OF THE UNDERWRITERS OF THE PROVINCE’S 2.10%

GLOBAL DEBENTURES

SERIES GC DUE SEPTEMBER 6, 2022

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

National Bank Financial Inc.

Scotia Capital (USA) Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

BMO Capital Markets Corp.

Casgrain & Company Limited